FOR IMMEDIATE RELEASE

Transition Therapeutics Announces Agreement Amendment

TORONTO, ON, November 30th, 2010 – Transition Therapeutics Inc. (“Transition” or the “Company”) (NASDAQ: TTHI, TSX: TTH) announces an amendment to its agreement with Elan Corporation, plc (NYSE: ELN) (“Elan”) for the development and commercialization of lead Alzheimer’s disease drug candidate, ELND005.

Elan and Transition continue to work together exploring all strategic, operational, and global options for the ELND005 asset. As the process progresses, the Companies have agreed that the timeframe for Transition to elect to participate in post-Phase II development of ELND-005 will be extended until Transition receives notice from Elan to make such election. At any time prior to the expiry of this election, Transition may elect to maintain its 30% cost sharing percentage, increase such percentage up to 40% or decide not to continue cost sharing.

About ELND005 (Scylloinositol)

Based on studies in preclinical models of Alzheimer’s disease, ELND005 is believed to inhibit the aggregation (clumping) of amyloid-beta proteins in the brain thereby neutralizing the toxic effects of these aggregates on nerve cell membranes (synapses). The toxic effects of amyloid-beta proteins include inhibition of nerve cell function and eventually death of nerve cells (neurons), resulting in memory loss and ultimately the dementia that is characteristic of Alzheimer’s disease (AD). The safety and pharmacokinetics of ELND005 were evaluated in a total of 9 Phase I studies in 161 healthy volunteers, including healthy elderly subjects.

ELND005 received fast track designation from the U.S. Food and Drug Administration (FDA) in 2007 for treatment of Alzheimer’s disease. Fast track designation can facilitate development and may expedite regulatory review of drugs that the FDA recognizes as potentially addressing an unmet medical need for serious or life-threatening conditions.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead product is ELND005 (AZD-103) for the treatment of Alzheimer’s disease and Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates. The other drugs in the pipeline that the Company is developing are for anti-inflammatory and metabolic indications. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition’s control and the risk factors and other cautionary statements discussed in Transition’s quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz Chief Executive Officer Transition Therapeutics Inc. Phone: 416-260-7770, x.223 tcruz@transitiontherapeutics.com	Mr. Elie Farah President and CFO Transition Therapeutics Inc. Phone: 416-260-7770, x.203 efarah@transitiontherapeutics.com